Exhibit 99.1

SIMILARWEB ANNOUNCES FIRST QUARTER 2026 RESULTS
Revenue and non-GAAP operating profit at the top end of the guidance range
Raising the lower end of the 2026 guidance range for both revenue and Non-GAAP operating profit
Tenth consecutive quarter of positive normalized free cash flow
Multi-year subscriptions increase to 64% of ARR up from 52% in 2025
TEL AVIV, ISRAEL -- May 13, 2026 -- Similarweb Ltd. (NYSE: SMWB) ("Similarweb" or the "Company"), a leading digital data and analytics company powering critical business decisions, today announced financial results for its first quarter ended March 31, 2026.
"I am proud of the first quarter financial results that reflect solid execution and the resilience of the Similarweb team during an eventful quarter," stated Or Offer, Co-Founder and CEO of Similarweb. "We delivered revenue and non-GAAP operating profit at the top end of our guidance range. Sales productivity improved for the third consecutive quarter and contributed to our strongest first quarter ARR increase since 2022." Offer concluded, "Commercial interest in our AI-related data and solutions continues to expand, and our growing pipeline of opportunities provides us with confidence in our strategy to build an AI-driven data powerhouse that delivers profitable growth."
First Quarter 2026 Financial Highlights
(All results compared with the first quarter of 2025)
•Total revenue was $73.9 million, an increase of 10% compared to $67.1 million.
•GAAP loss from operations was $(4.4) million or (6)% of revenue, compared to $(9.3) million or (14)% of revenue. GAAP net loss was $(6.4) million compared to $(9.3) million. GAAP net loss per share was $(0.07), compared to $(0.11).
•Non-GAAP operating profit was $2.4 million or 3% of revenue, compared to non-GAAP operating loss of $(1.3) million or (2)% of revenue. Non-GAAP net income was $1.0 million or 1% of revenue, compared to non-GAAP net loss of $(2.4) million or (4)% of revenue. Non-GAAP diluted net income per share was $0.01, compared to non-GAAP diluted loss per share of $(0.03).

Exhibit 99.1
First Quarter 2026 Operational Highlights
•Number of customers with annual recurring revenue (ARR) of $100,000 or more grew to 461, as of March 31, 2026, an increase of 12% year-over-year.
•Customers with ARR of $100,000 or more contributed 64% of the total ARR as of March 31, 2026, up from 61% as of March 31, 2025.
•Dollar-based net retention rate (NRR), for customers with ARR of $100,000 or more was 103% in the first quarter of 2026, compared to 111% in the first quarter of 2025.
•Overall NRR was 98% in the first quarter of 2026, compared to 101% in the first quarter of 2025.
•64% of our overall ARR is contracted under multi-year subscriptions as of March 31, 2026, increased from 52% as of March 31, 2025.
•Remaining performance obligations (RPO) , increased 18% year-over-year, to $297.7 million as of March 31, 2026, as compared to $252.7 million as of March 31, 2025.

Recent Business Highlights
•The company recently expanded its ecommerce offering with the launch of Similarweb Retail Intelligence, a unified suite that combines Amazon IQ with Cross-Retail IQ to give brands and retailers a more complete view of shopper behavior and digital shelf performance. The product extends Similarweb’s coverage across Amazon marketplaces and more than 650 online stores and marketplaces, enabling customers to analyze product mix, availability, pricing, competitive positioning, and emerging retail trends in a single intelligence layer.
•In May, Similarweb expanded its partnership with Manus, embedding additional keyword, referral, landing page and popular page datasets into Manus’s AI agent experience. Building on the January integration of Similarweb traffic and engagement data, Manus users can now ask plain-language business questions and generate competitive intelligence briefs that explain not only who is winning online, but why. The expansion strengthens Similarweb’s role as an AI-native intelligence layer, grounding agent-driven workflows in trusted, real-world digital data.

Exhibit 99.1
•During the first quarter, the company signed a seven digit LLM data training contract with an existing big tech customer. This was one of the two contracts that was deferred from the fourth quarter. We expect a second large LLM data contract to be signed over the coming quarters.
Balance Sheet and Cash Flow
•In the first quarter of 2026, net cash provided by operating activities was $0.2 million, compared to $4.9 million for the first quarter of 2025. Free cash flow was $(0.3) million, compared to $4.4 million for the first quarter of 2025. Normalized free cash flow was $6.6 million, compared to $4.9 million for the first quarter of 2025.
•Cash and cash equivalents was $65.3 million as of March 31, 2026, compared to $72.4 million as of December 31, 2025.
"We delivered revenue and non-GAAP operating profit at the top end of our guidance range, while generating $6.6 million of normalized free cash flow in the first quarter," said Ran Vered, Chief Financial Officer of Similarweb. "This was our tenth consecutive quarter of positive normalized free cash flow, reinforcing our commitment to disciplined execution, profitable growth and durable cash generation. Our first quarter performance provides a solid base for 2026, and we are raising the low end of our full year guidance to reflect increased confidence in our outlook."
Financial Outlook
•FY 2026 Guidance
◦Total revenue for fiscal year 2026 estimated between $307.0 million and $315.0 million, representing approximately 10% growth year-over-year at the mid-point of the range.
◦Non-GAAP operating profit for fiscal year 2026 estimated between $17.0 million and $19.0 million.
•Q2 2026 Guidance
◦Total revenue estimated between $74.5 million and $76.5 million, representing approximately 6% growth year-over-year at the mid-point of the range.
◦Non-GAAP operating profit estimated between $3.0 million and $5.0 million.

Exhibit 99.1
The Company’s second quarter and full year 2026 financial outlook is based upon a number of assumptions that are subject to change and many of which are outside the Company’s control. Actual results may vary from these assumptions, and the Company’s expectations may change. There can be no assurance that the Company will achieve these results.
The Company does not provide guidance for operating loss, the most directly comparable GAAP measure to non-GAAP operating loss, and similarly cannot provide a reconciliation of this measure to their closest GAAP equivalent without unreasonable effort due to the unavailability of reliable estimates for certain items. These items are not within the Company’s control and may vary greatly between periods and could significantly impact future financial results.
Conference Call Information
The financial results and business highlights will be discussed on a conference call and webcast scheduled at 8:30 a.m. Eastern Time on Wednesday, May 13, 2026. A live webcast of the call can be accessed from Similarweb’s Investor Relations website at https://ir.similarweb.com. An archived webcast of the conference call will also be made available on the Similarweb website following the call. The live call may also be accessed via telephone at (877) 407-0726 toll-free and at +1 (201) 689-7806 internationally.

About Similarweb: Similarweb powers businesses to win their markets with Digital Data. By providing essential web and app data, analytics, and insights, we empower our users to discover business opportunities, identify competitive threats, optimize strategy, acquire the right customers, and increase monetization. Similarweb products are integrated into users’ workflow, powered by advanced technology, and based on leading comprehensive Digital Data.

Exhibit 99.1
Forward-Looking Statements
This press release contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, including statements relating to our guidance for the second quarter and full year of 2026 described under "Financial Outlook" and the expected performance of our business, future financial results, strategy, long-term growth and overall future prospects. Forward-looking statements include all statements that are not historical facts. Such statements may be preceded by the words “intends,” “may,” “will,” “plans,” “expects,” “anticipates,” “projects,” “predicts,” “estimates,” “aims,” “believes,” “hopes,” “potential” or similar words. These forward-looking statements reflect our current views regarding our intentions, products, services, plans, expectations, strategies and prospects, which are based on information currently available to us and assumptions we have made. Actual results may differ materially from those described in such forward-looking statements and are subject to a number of known and unknown risks, uncertainties, other factors and assumptions that are beyond our control. Such risks and uncertainties include, without limitation, risks and uncertainties associated with: (i) our expectations regarding our revenue, expenses and other operating results; (ii) our ability to acquire new customers and successfully retain existing customers; (iii) our ability to successfully develop and market AI solutions and to increase usage of our solutions and upsell and cross-sell additional solutions; (iv) our ability to sustain profitability; (v) anticipated trends, growth rates, changes in currency exchange rates, rising interest rates, rising global inflation and current macroeconomic conditions, challenges in our business and in the markets in which we operate, and the impact of geopolitical and macroeconomic conditions or on our company and business; (vi) future investments in our business, our anticipated capital expenditures and our estimates regarding our capital requirements; (vii) the costs and success of our sales and marketing efforts and our ability to promote our brand; (viii) our reliance on key personnel and our ability to identify, recruit and retain skilled personnel; (ix) our ability to effectively manage our growth, including continued international expansion; (x) our reliance on certain third party platforms and sources for the collection of data necessary for our solutions; (xi) our ability to protect our intellectual property rights and any costs associated therewith; (xii) our ability to identify and complete acquisitions that complement and expand our reach and platform; (xiii) our ability to comply or remain in compliance with laws and regulations that currently apply or become applicable to our business, including in Israel, the United States, the European Union, the United Kingdom and other jurisdictions where we elect to do business; (xiv) our ability to compete effectively with existing competitors and new market entrants; and (xv) the growth rates of the markets in which we compete.

These risks and uncertainties are more fully described in our filings with the Securities and Exchange Commission, including in the section entitled “Risk Factors” in our Form 20-F filed with the Securities and

Exhibit 99.1
Exchange Commission on March 2, 2026, and subsequent reports that we file with the Securities and Exchange Commission. Moreover, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, we cannot guarantee future results, levels of activity, performance, achievements, or events and circumstances reflected in the forward-looking statements will occur.

Forward-looking statements represent our beliefs and assumptions only as of the date of this press release. Except as required by law, we undertake no duty to update any forward-looking statements contained in this release as a result of new information, future events, changes in expectations or otherwise.

Exhibit 99.1
Non-GAAP Financial Measures
This press release contains certain financial measures that are expressed on a non-GAAP basis. We use these non-GAAP financial measures internally to facilitate analysis of our financial and business trends and for internal planning and forecasting purposes. We believe these non-GAAP financial measures, when taken collectively, may be helpful to investors because they provide consistency and comparability with past financial performance by excluding certain items that may not be indicative of our business, results of operations, or outlook. However, non-GAAP financial measures have limitations as an analytical tool and are presented for supplemental informational purposes only. They should not be considered in isolation from, or as a substitute for, financial information prepared in accordance with GAAP or as a measure of liquidity. Free cash flow represents net cash provided by (used in) operating activities less capital expenditures and capitalized internal-use software costs. Normalized free cash flow represents free cash flow less capital investments related to the Company's new headquarters, payments received in connection with these capital investments and deferred payments related to business combinations. Non-GAAP operating income (loss), non-GAAP gross profit, non-GAAP gross margin, non-GAAP operating margin, non-GAAP research and development expenses, non-GAAP sales and marketing expenses, non-GAAP general and administrative expenses, non-GAAP net income (loss) and non-GAAP net income (loss) per share represent the comparable GAAP financial figure operating income (loss) or expense, less share-based compensation, adjustments and payments related to business combinations, amortization of intangible assets and certain other non-recurring items, non-operating foreign exchange gains or losses and the relevant net tax effect as applicable and indicated in the below tables.

Other Metrics
Customer acquisition costs (CAC) represent the portion of sales and marketing expenses allocated to acquire new customers. Customer retention costs (CRC) represent the portion of sales and marketing expenses allocated to retain existing customers and to increase existing customers’ subscriptions. Annual recurring revenue (ARR) represents the annualized subscription revenue we would contractually expect to receive from customers assuming no increases or reductions in their subscriptions. CAC payback period is the estimated time in months to recover CAC in terms of incremental gross profit that newly acquired customers generate. Net retention rate (NRR) represents the comparison of our ARR from the same set of customers as of a certain point in time, relative to the same point in time in the previous year ago period, expressed as a percentage.

We define Annual Recurring Revenue (ARR) as the annualized subscription revenue we would contractually expect to receive from customers assuming no increases or reductions in their subscriptions. A contract is

Exhibit 99.1
included in ARR for a particular period if it is active at the end of the applicable period and is excluded if it is not active at the end of the applicable period. Multi-year contracts are annualized by dividing the total committed contract value by the number of months in the subscription term and then multiplying by 12. ARR excludes non-recurring revenues, non-subscription revenues, revenues that are one-time in nature or revenues from subscriptions to our offerings for a period that is less than an annual subscription term.

ARR is an operational measure that management uses to evaluate the scale of our annual subscription contracts. While ARR is useful in assessing the scale of our contracted subscription business, it is not necessarily indicative of future GAAP revenue, which is subject to factors such as customer renewals, expansions, contractions, churn and upsell or cross-sell opportunities. Since ARR is not a defined measure under GAAP, investors should not consider ARR as a substitute for revenue recognized under GAAP or for other GAAP-related measures such as remaining performance obligations or deferred revenue. ARR differs from revenue recognized in accordance with GAAP because GAAP revenue is recognized as performance obligations are satisfied, includes non-recurring revenues, such as revenue that is one-time in nature, subscriptions with less than an annual term, non-subscription revenue and the effects of contract modifications.

Exhibit 99.1

Press Contact:
David Carr
Similarweb
press@similarweb.com

Investor Contact:
Rami Myerson
Similarweb
rami.myerson@similarweb.com

Exhibit 99.1
Similarweb Ltd.
Consolidated Balance Sheets
U.S. dollars in thousands (except share and per share data)

	December 31,	March 31,
	2025	2026
		(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$72,421	$65,257
Restricted deposits	6,360	6,432
Accounts receivable, net	54,063	48,565
Deferred contract costs	11,551	10,556
Prepaid expenses and other current assets	5,949	7,824
Total current assets	150,344	138,634
Property and equipment, net	22,040	21,410
Deferred contract costs, non-current	8,177	8,769
Operating lease right-of-use assets	34,417	32,472
Goodwill and intangible assets, net	45,581	55,790
Other non-current assets	586	—
Total assets	$261,145	$257,075
Liabilities and shareholders' equity
Current liabilities:
Accounts payable	$13,871	$12,299
Payroll and benefit related liabilities	20,342	19,544
Deferred revenue	112,169	117,474
Other payables and accrued expenses	41,342	37,476
Operating lease liabilities	8,841	6,408
Total current liabilities	196,565	193,201
Deferred revenue, non-current	1,226	1,900
Operating lease liabilities, non-current	34,455	32,983
Other long-term liabilities	5,573	8,166
Total liabilities	237,819	236,250
Shareholders' equity
Ordinary Shares, NIS 0.01 par value 500,000,000 shares authorized as of December 31, 2025 and March 31, 2026 (Unaudited), 86,964,370 and 87,602,709 shares issued as of December 31, 2025 and March 31, 2026 (Unaudited), 86,962,202 and 87,600,541 outstanding as of December 31, 2025 and March 31, 2026 (Unaudited), respectively;	240	242
Additional paid-in capital	419,578	424,307
Accumulated other comprehensive income	1,000	126
Accumulated deficit	(397,492)	(403,850)
Total shareholders' equity	23,326	20,825
Total liabilities and shareholders' equity	$261,145	$257,075

Exhibit 99.1
Similarweb Ltd.
Consolidated Statements of Comprehensive Income (Loss)
U.S. dollars in thousands (except share and per share data)

	Three Months Ended March 31,
	2025	2026
	(Unaudited)
Revenue	$67,087	$73,878
Cost of revenue	13,970	15,184
Gross profit	53,117	58,694
Operating expenses:
Research and development	18,004	19,311
Sales and marketing	32,156	30,921
General and administrative	12,248	12,879
Total operating expenses	62,408	63,111
Loss from operations	(9,291)	(4,417)
Finance income (expenses), net	1,007	(622)
Loss before income taxes	(8,284)	(5,039)
Provision for income taxes	975	1,319
Net loss	$(9,259)	$(6,358)
Net loss per share attributable to ordinary shareholders, basic and diluted	$(0.11)	$(0.07)
Weighted-average shares used in computing net loss per share attributable to ordinary shareholders, basic and diluted	83,135,281	87,275,730
Net loss	$(9,259)	$(6,358)
Other comprehensive loss, net of tax
Change in unrealized loss on cashflow hedges	(742)	(874)
Total other comprehensive loss, net of tax	(742)	(874)
Total comprehensive loss	$(10,001)	$(7,232)

Exhibit 99.1
Share-based compensation costs included above:
U.S. dollars in thousands

	Three Months Ended March 31,
	2025	2026
	(Unaudited)
Cost of revenue	$249	$180
Research and development	1,794	1,703
Sales and marketing	1,336	1,104
General and administrative	2,430	1,689
Total	$5,809	$4,676

Exhibit 99.1
Similarweb Ltd.
Consolidated Statements of Cash Flows
U.S. dollars in thousands

	Three Months Ended March 31,
	2025	2026
	(Unaudited)
Cash flows from operating activities:
Net loss	$(9,259)	$(6,358)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	2,098	2,074
Finance (income) expense	(160)	324
Unrealized (gain) loss from hedging future transactions	(30)	8
Share-based compensation	5,809	4,676
Gain from sale of equipment	—	(2)
Changes in operating assets and liabilities:
Change in operating lease right-of-use assets and liabilities, net	(813)	(1,960)
Decrease in accounts receivable, net	11,759	5,818
Decrease in deferred contract costs	1,285	403
Increase in other current assets	(1,225)	(2,752)
(Increase) decrease in other non-current assets	(237)	586
Decrease in accounts payable	(2,810)	(1,510)
Increase in deferred revenue	54	5,920
Increase (decrease) in other non-current liabilities	67	(81)
Decrease in other liabilities and accrued expenses	(1,652)	(6,902)
Net cash provided by operating activities	4,886	244
Cash flows from investing activities:
Purchase of property and equipment, net	(501)	(315)
Capitalized internal-use software costs	—	(237)
Increase in restricted deposits	(135)	(72)
Payment for business combinations, net of cash acquired	(9,274)	(6,503)
Net cash used in investing activities	(9,910)	(7,127)
Cash flows from financing activities:
Proceeds from exercise of stock options	562	43
Net cash provided by financing activities	562	43
Effect of exchange rates on cash and cash equivalents	160	(324)
Net decrease in cash and cash equivalents	(4,302)	(7,164)
Cash and cash equivalents, beginning of period	63,869	72,421
Cash and cash equivalents, end of period	$59,567	$65,257

Exhibit 99.1

Supplemental disclosure of cash flow information:
Interest received, net	$(355)	$(233)
Taxes paid	$133	$297
Supplemental disclosure of non-cash financing activities:
Additions to operating lease right-of-use assets and liabilities	$2,728	$—
Share-based compensation included in capitalized internal-use software	$—	$18
Deferred proceeds from exercise of share options included in other current assets	$134	$—
Deferred costs of property and equipment incurred during the period included in accounts payable	$112	$60

Exhibit 99.1
Reconciliation of Non-GAAP Financial Measures to the Most Directly Comparable GAAP Financial Measures

Reconciliation of GAAP gross profit to non-GAAP gross profit

	Three Months Ended March 31,
	2025	2026
	(In thousands)
GAAP gross profit	$53,117	$58,694
Add:
Share-based compensation expenses	249	180
Retention payments related to business combinations	19	—
Amortization of intangible assets related to business combinations	325	455
Non-GAAP gross profit	$53,710	$59,329
Non-GAAP gross margin	80%	80%

Reconciliation of Loss from operations (GAAP) to Non-GAAP operating (loss) profit

	Three Months Ended March 31,
	2025	2026
	(In thousands)
Loss from operations	$(9,291)	$(4,417)
Add:
Share-based compensation expenses	5,809	4,676
Retention payments related to business combinations	1,559	1,181
Amortization of intangible assets related to business combinations	660	914
Non-GAAP operating (loss) profit	$(1,263)	$2,354
Non-GAAP operating margin	(2)%	3%

Exhibit 99.1
Reconciliation of GAAP operating expenses to non-GAAP operating expenses

	Three Months Ended March 31,
	2025	2026
	(In thousands)
GAAP research and development	$18,004	$19,311
Less:
Share-based compensation expenses	1,794	1,703
Retention payments related to business combinations	271	532
Non-GAAP research and development	$15,939	$17,076
Non-GAAP research and development margin	24%	23%

GAAP sales and marketing	$32,156	$30,921
Less:
Share-based compensation expenses	1,336	1,104
Retention payments related to business combinations	844	226
Amortization of intangible assets related to business combinations	335	459
Non-GAAP sales and marketing	$29,641	$29,132
Non-GAAP sales and marketing margin	44%	39%

GAAP general and administrative	$12,248	$12,879
Less:
Share-based compensation expenses	2,430	1,689
Retention payments related to business combinations	425	423
Non-GAAP general and administrative	$9,393	$10,767
Non-GAAP general and administrative margin	14%	15%

Exhibit 99.1
Reconciliation of Net loss (GAAP) to non-GAAP Net (loss) income

	Three months ended March 31,
	2025	2026
	(In thousands, except for share and per share amounts)
GAAP Net loss	$(9,259)	(6,358)
Add:
Share-based compensation expenses	5,809	4,676
Retention payments related to business combinations	1,559	1,181
Amortization of intangible assets related to business combinations	660	914
Non-operating foreign exchange (losses) gains	(906)	625
Tax effect of adjustments, net	(245)	(26)
Non-GAAP net (loss) income	$(2,382)	$1,012
Non-GAAP net (loss) income margin	(4)%	1%

Weighted average number of ordinary shares - basic	83,135,281	87,275,730
Non-GAAP basic net income per share attributable to ordinary shareholders	$(0.03)	$0.01

Weighted average number of ordinary shares - diluted	83,135,281	89,035,119
Non-GAAP diluted net income per share attributable to ordinary shareholders	$(0.03)	$0.01

Exhibit 99.1
Reconciliation of Net cash provided by operating activities (GAAP) to Free cash flow and Normalized free cash flow

	Three Months Ended March 31,
	2025	2026
	(In thousands)
Net cash provided by operating activities	$4,886	$244
Purchases of property and equipment, net	(501)	(315)
Capitalized internal use software costs	—	(237)
Free cash flow	$4,385	$(308)

Deferred payments related to business combinations	485	6,900
Normalized free cash flow	$4,870	$6,592